[GRAPHIC OMITTED]                                                      Exhibit 1

                                                      Contact:  Hunter Smith
                                                                Bunge Limited
                                                                1-914-684-3450
                                                                hsmith@bunge.com

         Bunge Limited Reports 267% Increase in First Quarter Net Income

WHITE PLAINS, NY - April 22, 2002 - Bunge Limited (NYSE: BG) reported record first quarter 2002 net income of $22 million, or $.26 per share, representing a 267% increase over net income of $6 million, or $.09 per share, in the same quarter of 2001.
For the first quarter of 2002, compared to the same period last year:

     o    Volumes grew 6% to 14.6 million metric tons

     o    Gross profit increased 18% to $184 million

     o    Financial costs1 declined $61 million

     o Net income from continuing operations before minority interest increased by $55 million to $56 million

Sales volumes and gross profit exceeded last year in Bunge's agribusiness, fertilizer and food products businesses, producing a strong result in a seasonally weak quarter. Income from operations in the first quarter of 2002 decreased by $6 million to $68 million from the same period last year. Income from operations in the first quarter of 2001 benefited from non-recurring credits of $14 million relating to Brazilian social health and welfare taxes. Excluding these non-recurring credits, income from operations in the first quarter of 2002, on a comparative basis versus 2001, would have increased 13%. The first quarter of 2002 benefited from a $61 million reduction in financial costs, reflecting lower borrowing levels, lower interest rates, a more stable real in Brazil and the positive impacts of the capital restructuring programs initiated in 2000 and completed in 2001. Foreign exchange exposure in Argentina was well hedged, which minimized the impact from that country's recent currency devaluation.

Commenting on the results, Alberto Weisser, Chairman and Chief Executive Officer, stated: "We were pleased with our strong performance in the first quarter of 2002. Gross profit margins in our North American agribusiness operations were solid. Our fertilizer segment particularly benefited from a strong performance by Fosfertil, as a result of an improved product mix and operational cost reductions. Results in our food products division benefited from improvements in our wheat and corn milling businesses."

Mr. Weisser continued: "In March 2002, we successfully raised net proceeds of $292 million in a public offering by selling 16,093,633 additional shares of common stock. We used $105 million of the proceeds to buy back shares held by minority shareholders in connection with our corporate restructuring in Brazil. As a result, our ownership in our primary Brazilian subsidiaries increased from 71% to 83%. The remainder of the proceeds was used to reduce our short-term borrowings."

--------
1  Net interest expense and foreign exchange result


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Financial Performance

First quarter Results

Agribusiness

Sales volumes increased 4% and gross profit increased 12% over the same period last year in Bunge's agribusiness division. The increase in sales volumes reflected continued growth of Bunge's international marketing operations. Oilseed processing results were particularly strong in North America, reflecting strong volumes and solid margins. Grain origination sales volumes declined as low commodity prices made for reluctant farmer selling. Income from operations for the first quarter of 2002 decreased 11% to $31 million. Income from operations in the first quarter of 2001 benefited from non-recurring credits of $2 million relating to Brazilian social health and welfare taxes. The first quarter of 2002 included $3 million of additional provisions for doubtful accounts. Excluding these items, income from operations in the first quarter of 2002, on a comparative basis versus 2001, would have increased 3%.

Fertilizers

Sales volumes increased 16% and gross profit increased 42% over the same period last year in Bunge's fertilizer business. This quarter benefited from a large second crop and cost reductions in Fosfertil. Income from operations for the first quarter of 2002 increased 12% to $29 million. Income from operations in the first quarter of 2001 benefited from non-recurring credits of $8 million relating to Brazilian social health and welfare taxes. Excluding this non-recurring item, income from operations in the first quarter of 2002, on a comparative basis versus 2001, would have increased 61%. The quarter also benefited from one extra month of results from Fosfertil, which had been reporting its results one month in arrears. We were able to eliminate this lag through Fosfertil's ongoing integration into our operations. The extra month of results from Fosfertil increased net income by $2 million for the first quarter of 2002.

Food Products

Sales volumes increased 20% and gross profit increased 8% over the same period last year in Bunge's food products division. Wheat milling results improved due to a shift to a higher margin product mix and financial pressures facing domestic competitors. In the corn products business, volumes increased over last year and margins were solid. Income from operations for the first quarter of 2002 decreased 12% to $15 million. Income from operations in the first quarter of 2001 benefited from non-recurring credits of $4 million relating to Brazilian social health and welfare taxes. Excluding those non-recurring credits, income from operations in the first quarter of 2002, on a comparative basis versus 2001, would have increased 15%.

Non-operating income (expense)

Non-operating income (expense) - net decreased, primarily due to significantly lower foreign exchange losses and net interest expense. The Brazilian real's value at March 31, 2002 versus the U.S. dollar remained unchanged from its value at December 31, 2001. In contrast, the real declined in value relative to the U.S. dollar by 10% for the three months ended March 31, 2001. During the first quarter of 2002, the value of the


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Argentine peso versus the U.S. dollar declined by 45%. Bunge's hedging strategies minimized the exchange impact of the Argentine devaluation. Interest expense on debt financing readily marketable inventories declined due in large part to lower average interest rates on short-term debt. Net interest expense also declined due to lower levels of debt and more efficient use of working capital in 2002.

Net income in the first quarter of 2002 was affected by a $12 million tax credit relating to the refund of prior years' U.S. Foreign Sales Corporation benefits. In addition, we recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of a change in accounting principle, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, relating to our bakery products business. SFAS No. 142 changes the accounting for goodwill by eliminating the amortization of goodwill. Net income for the first quarter of 2001 would have been $8 million, or $0.12 per share, had we made adjustments to exclude goodwill amortization of $2 million, net of tax.


Outlook

Bill Wells, Chief Financial Officer, stated: "In our agribusiness division, we see strong domestic demand in Brazil and North America with weaker demand in Europe and delayed purchases of beans by China. Overall, we believe that demand growth will be slightly below normal trend lines in 2002 after a very strong 2001. Crushing margins in South America remain strong, while margins in North America continue to experience normal seasonal weakness.

In our fertilizer division, we are expecting demand to return to historical trends and margins to be stable.

In our food products division, we expect solid performance from wheat and corn milling and ingredients with a slow recovery for edible oils.

We are projecting our 2002 second quarter net income to be within a range of $25 to $30 million, or $.25 to $.30 per share, compared to a second quarter of 2001 net income of $23 million. This represents a 20% increase in net income at the mid-point of the projection range."


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Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EDT on April 22 to discuss the company's first quarter results.

To listen to the conference call, please dial (800) 289-0528, or, if located outside of the United States, dial (913) 981-5522. Please dial in five to ten minutes before the scheduled start time. When prompted, state passcode number "551516." The conference call will also be available live on the `Investor Relations' page of the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select 'Contact Us' from the left navigation menu. Open the 'Calendar of Events' subcategory and select the 'Webcast' link for the 'Q1 2002 Bunge Limited Earnings Release.' Follow the prompts to access the conference call. Please go to the Web site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EDT on April 22 and continuing through April 26, 2003. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, state passcode number "551516." A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EDT on April 22 and continuing through 5:00 p.m. EDT on May 22, 2002. To locate the rebroadcast on our Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the 'Webcast' link for the 'Q1 2002 Bunge Limited Earnings Release.' Follow the prompts to access the replay.


About Bunge

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, NY, Bunge has over 18,000 employees and operations in 20 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate,"

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"believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


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Summary of Results
(In millions, except volumes, per share data and percentages)

-------------------------------------------------------------------------------------------------------------

                                                            First Quarter Ended                 Percent
                                                   --------------------------------------
                                                      03/31/2002          03/31/2001             Change
                                                   -----------------   ------------------   -----------------
Volumes (in thousands of metric tons)                    14,575                13,691               6%
Net sales                                                $2,684                $2,472               9%
Gross profit                                                184                   156              18%
Income from operations                                       68                    74              (8)%
Non-operating income (expense) - net                         (9)                  (73)            (88)%
Income tax expense                                           (3)                    -
Income from continuing operations before
    minority interest                                        56                     1
Minority interest                                           (20)                   (5)            300%
Income (loss) from continuing operations                     36                    (4)           1000%
Discontinued operations, net of tax of $0                     -                     3
Cumulative effect of change in accounting
      principle, net of tax of $1 (2002) and
      $4 (2001) (1)                                         (14)                    7
Net income                                             $     22                    $6             267%

Earnings per common share - basic:
Income (loss) from continuing operations               $    .42              $   (.06)            800%
Discontinued operations                                       -                   .04
Cumulative effect of change in accounting
       principle                                           (.16)                  .11
                                                   -----------------   ------------------
Net income per share                                   $    .26              $    .09             189%
                                                   =================   ==================
Average shares outstanding                           85,580,221            64,380,000

-------------------------------------------------------------------------------------------------------------
Management's Performance Measurements



EBITDA (2)                                              $   111                $   112             (1)%
Adjusted EBITDA (3)                                         107                    101              6%
Readily marketable  inventories (4)                         997                    684             46%
Net financial debt (5)                                    1,500                  1,765            (15)%
Adjusted net financial debt (6)                         $   503                 $1,081            (53)%
-------------------------------------------------------------------------------------------------------------



(1) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of this adoption, in the first quarter of 2002 Bunge recorded a charge of $14 million, net of tax of $1, representing a write-off of goodwill in the bakery products segment. SFAS No. 142 changes the accounting for goodwill by eliminating the amortization of goodwill. Income (loss) from continuing operations for the first quarter of 2001 would have been a loss of $2 million and net income would have been $8 million, or $0.12 per share, had we made adjustments to exclude goodwill amortization of $2 million, net of tax. Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, in the first quarter of 2001 Bunge recorded income of $7 million, net of tax of $4 million, for the fair value of previously unrecognized derivative instruments.

(2) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

(3) EBITDA less interest expense on readily marketable inventories financed by short-term debt.

(4) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

(5) Net financial debt is the sum of short-term and long-term debt, plus current maturities of long-term debt less cash and cash equivalents and marketable securities.

(6)  Net financial debt less readily marketable inventories.


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Segment Results
(In millions, except volumes and percentages)

-------------------------------------------------------------------------------------------------------------


                                                            First Quarter Ended                 Percent
                                                   --------------------------------------
                                                      03/31/2002          03/31/2001             Change
                                                   -----------------  -------------------   -----------------
Volumes (in thousands of metric tons)
    Agribusiness                                         11,545            11,111                  4%
    Fertilizer                                            1,809             1,565                 16%

    Edible Oil Products                                     371               368                  1%
    Wheat Milling and Bakery Products                       495               474                  4%
    Other                                                   355               173                 105%
                                                   -----------------  -------------------
         Food Products                                    1,221             1,015                 20%
                                                   -----------------  -------------------
Total                                                    14,575            13,691                  6%
                                                   =================  ===================

Gross Profit
    Agribusiness                                         $   77            $   69                 12%
    Fertilizer                                               54                38                 42%

    Edible Oil Products                                      27                27                  -%
    Wheat Milling and Bakery Products                        16                13                 23%
    Other                                                    10                 9                 11%
                                                   -----------------  -------------------
         Food Products                                       53                49                  8%
                                                   -----------------  -------------------
Total                                                     $ 184             $ 156                 18%
                                                   =================  ===================

Income from Operations (1)
    Agribusiness                                         $   31             $  35                (11)%
    Fertilizer                                               29                26                 12%

    Edible Oil Products                                       6                 9                (33)%
    Wheat Milling and Bakery Products                         4                 2                 100%
    Other                                                     5                 6                (17)%
                                                   -----------------  -------------------
             Food Products                                   15                17                (12)%
    Unallocated                                              (7)              (4)
                                                   -----------------  -------------------
Total                                                    $   68             $  74                 (8)%
                                                   =================  ===================
-------------------------------------------------------------------------------------------------------------



(1) Income from operations is before net interest expense, foreign exchange results and income taxes.


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